

October 5, 2011

Via Email
Jerry A. Weberling
Executive Vice President and Chief Financial Officer
CFS Bancorp, Inc.
707 Ridge Road
Munster, Indiana 46321

  Re: CFS Bancorp, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2010
      Filed February 28, 2011
      Form 10-Q for Fiscal Quarter Ended March 31, 2011
      Filed April 29, 2011
      Form 10-Q for Fiscal Quarter Ended June 30, 2011
      Filed August 10, 2011
      File No. 000-24611

Dear Mr. Weberling:

  We have reviewed your supplemental response to our letter dated July 1, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Performance Overview
Non-GAAP Financial Information, page 42

1. Please revise your future filings to change the name of your non-GAAP measure to more accurately reflect its content. In this regard, the use of the word "core" implies you are referring to your most central or essential operations and results. Removal of the provision from net income to arrive at "core" earnings implies that credit losses are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word "core" in its entirety in the title.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or me at (202) 551-3851 if you have questions.

                                        Sincerely,

                                        /s/ Paul Cline

                                        Paul Cline
                                        Staff Accountant